SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 10, 2025.

By letter dated November 10, 2025, the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the fiscal year	in million ARS
	09/30/2025	09/30/2024
Results of the fiscal year (Three month period)	110,113	(77,887)
Attributable to:
Shareholders of the controlling company	36,844	(34,655)
Non-controlling interest	73,289	(43,232)

2. Other comprehensive income for the fiscal year	in million ARS
	09/30/2025	09/30/2024
Other comprehensive income for the fiscal year (Three month period)	58,492	(23,949)
Attributable to:
Shareholders of the controlling company	20,628	(8,426)
Non-controlling interest	37,864	(15,523)

3. Total comprehensive income for the fiscal year	in million ARS
	09/30/2025	09/30/2024
Total comprehensive income for the fiscal year (Three month period)	168,625	(101,836)
Attributable to:
Shareholders of the controlling company	57,472	(43,081)
Non-controlling interest	111,153	(58,755)

4. Equity details	in million ARS
	09/30/2025	09/30/2024
Share Capital	625	596
Treasury shares	7	2
Comprehensive adjustment of capital stock and of treasury shares	301,261	301,301
Warrants	19,250	26,745
Share Premium (i)	400,066	375,273
Premium for trading of treasury shares	(33,186)	(33,186)
Legal Reserve	45,794	40,564
Special Reserve (Resolution CNV 609/12)	276,900	194,498
Cost of treasury share	(11,883)	(3,935)
Conversion reserve	(7,678)	(19,595)
Reserve for securities issued by the Company acquisition	2,898	2,898
Reserve for future dividends Other reserves	- (31,005)	40,770 2,237
Retained earnings (i)	122,442	53,655
Shareholders’ Equity attributable to controlling company’s shareholders	1,085,491	981,823
Non-controlling interest	1,439,959	1,203,260
Total shareholder's equity	2,525,450	2,185,083

(i) Within the framework of the analysis and review of certain accounting records related to shareholders’ equity, the Company’s Management detected, as of June 30, 2025, an error in the calculation of the inflation adjustment of the share premium related to the exercise of warrants carried out during the fiscal years ended June 30, 2024, 2023, and 2022. As a result, the previously issued financial statements were retroactively restated with respect to the exercise of warrants, recognizing a positive adjustment (gain).

Pursuant to Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 631,844,155 (including treasury shares) whose shareholding composition is divided into 614,074,273 registered, non-endorsable ordinary shares with a par value of ARS 1 each and entitled to 1 vote each, issued and duly registered, and 17,769,882 registered, non-endorsable ordinary shares with a par value of ARS 1 each and entitled to 1 vote each, pending registration. Total shares outstanding is 626,501,002.

The Company's market capitalization as of September 30, 2025, was approximately USD  581.3 million (63,184,415 ADS with a price per ADS of USD  9.2).

As of September 30, 2025, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA) and Consultores Venture Capital Uruguay S.A.(CVCU), owns 230,771,688 shares, accounting for 36.84% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of September 30, 2025, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA and CVCU, and the treasury shares, the remaining shareholders held 395,729,314 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 63.16% of the issued and subscribed capital stock (substracting treasury shares).

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NASDAQ under the symbol “CRESW”. As of today, the number of warrants outstanding is 60,669,566.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 725,378,424. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 54,180,612 ordinary shares, which would mean a 39.57% stake on the share capital, that is, 284,952,300 shares.

Below are the highlights for the First Quarter of the Fiscal Year ended  September 30, 2025:

●
Net income for the first quarter of fiscal year 2026 reached ARS 110,133 million, compared to a loss of ARS 77,887 million in the same period of 2025. This result was mainly driven by the gain from changes in the fair value of IRSA investment properties.

●
Adjusted EBITDA for the period totaled ARS 58,764 million, 39.7% lower than in the same quarter of 2025. Adjusted EBITDA from the agribusiness segments amounted to ARS 5,648 million, while the urban properties and investments business (through IRSA) contributed ARS 57,589 million.

●
 The 2026 regional agricultural campaign continues to progress under favorable weather conditions and slightly improving international commodity prices, although still at historically low levels. We expect to plant approximately 321,000 hectares across the region, representing a 7.4% increase compared to the 2025 campaign.

●
 In September 2025, the Argentine government temporarily eliminated export taxes on main crops and beef for the remaining stock of the prior campaign, which boosted prices and improved margins.

●
 The livestock business continues to benefit from firm cattle prices, supported by stronger international demand and a solid local market, generating very attractive margins.

●      On October 30, 2025, the Shareholders’ Meeting approved a dividend distribution of ARS 93,782 million, consisting of ARS 65,080 million in cash and ARS 28,702 million in IRSA shares (~8% dividend yield).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 10, 2025
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